SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

CNPJ/MF 76.483.817/0001-20 – NIRE 41300036535 – Register CVM 1431-1

B3 (CPLE3, CPLE5, CPLE6)

NYSE (ELP, ELPC)

LATIBEX (XCOP, XCOPO)

Timelines for the Unification of Preferred Shares (PNB and PNA)

COMPANHIA PARANAENSE DE ENERGIA – COPEL (“Company”), in continuity with Material Facts No. 4/25, 6/25, 7/25, 8/25, 9/25, and 11/25, and in compliance with paragraph 4 of Article 157 of Law No. 6,404, dated December 15, 1976 (“Lei das S.A.”), and with the provisions of the Brazilian Securities and Exchange Commission (“CVM”) Resolution No. 44, dated August 23, 2021, as amended, and considering that, as of this date, the Company has obtained the final consents (“Waivers”) from creditors whose financial instruments provided for early maturity of the Company’s or its subsidiaries’ debts due to the approval of matters at the Extraordinary General Meeting held on August 22, 2025 (“EGM”), hereby informs its shareholders and the market in general that the schedule for the mandatory conversion of all Class “B” preferred shares (“PNB”) into Class “A” preferred shares (“PNA”) (“PN Unification”) will follow the timeline below:

Date	Event / Note
November 7, 2025	Last trading day of PNB shares on the secondary market and execution of the PN Unification by B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and the Company’s bookkeeping agent.
November 10, 2025 (inclusive)	PNB shares cease to be traded due to their conversion into PNA shares.
November 12, 2025	Credit of PNA shares to former holders of PNB shares.

Additionally, as a result of the PN Unification, beginning on November 10, 2025, American Depositary Shares currently representing PNB shares will automatically begin representing PNA shares (the “Preferred ADSs”). The CUSIP number and symbol of Preferred ADSs will not be impacted as a result of the PN Unification.

As previously disclosed in Material Fact No. 11/25, the PN Unification process will be completed prior to the special meeting of preferred shareholders (“AGESP PN”), which will be held, on first call, on November 17, 2025, as per the documentation previously made available on the websites of the CVM (www.gov.br/cvm), B3 (www.b3.com.br), and the Company itself (https://ri.copel.com/).

For clarification purposes, as indicated in the AGESP PN call documentation, current holders of PNA and PNB shares may duly complete remote voting ballots until the PN Unification is executed. These ballots will remain valid and will be duly counted for quorum purposes at the AGESP PN.

Accordingly, at the AGESP PN, all preferred shareholders will hold PNA shares and may resolve, pursuant to Article 136, paragraph 1, of the Brazilian Corporate Law, on the ratification (“PN Ratification”) of the mandatory conversion of all preferred shares into one new common share and one new Class “C” preferred share (“PNC”), which will be mandatorily redeemable (“PN Conversion”).

The Company reiterates that holders of preferred shares who do not approve the PN Conversion at the AGESP — whether by dissent, abstention, or absence — will be entitled to exercise withdrawal rights through the reimbursement of shares held continuously from June 23, 2025 (inclusive) until the effective reimbursement date, as will be timely disclosed by the Company.

Reaffirming its commitment to transparency, in compliance with applicable laws and regulations and aligned with best corporate governance practices, the Company emphasizes that it will keep its shareholders and the market informed of any relevant developments through its usual disclosure channels mentioned above.

Curitiba, November 4, 2025

Felipe Gutterres

Vice-President of Financial and Investor Relations

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 4, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.